FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

March 11, 2008

Item 3: News Release:

A news release dated and issued on March 11, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Acquires New PGM Project in the Coldwell Complex, Ontario

Item 5: Full Description of Material Change:

•

Acquisition Complete for the Michano PGM Project in the Coldwell Complex

•

The Coldwell Complex is the largest composite alkaline intrusive complex in North America

•

3,100 line kilometre VETM airborne survey is complete

Claims
Pacific North West Capital Corp.
Michano Property
Marathon PGM Corporation
Benton
Others
Thunder Bay
Toronto
Michano Property
Coldwell
Coldwell
Coldwell
Coldwell
0 2 4 6 8 km
Pacific North West Capital Corp.

March 11, 2008, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J). Pacific North West Capital is pleased to announce that it has completed the acquisition of a NEW PGM project in the south west contact of the Alkaline Coldwell Intrusive. The Coldwell Complex hosts a number of Platinum Group Elements (PGE) and copper showings and occurrences. The project is composed of nine claims (122 units) and has been designated as Part of the Coldwell PGM Project. The Project is 100% owned by PFN and is situated approximately 215 km north east of the city of Thunder Bay, 10 km north of the town of Marathon, and 40 km west of the prolific Hemlo Gold Camp.

A 3,100 line kilometre VETM airborne survey was flown by Geothech Limited of Aurora, Ontario to enhance and better define mineralized zones and structures of the Coldwell Complex. The Michano Project contains copper showings up to 0.75% and nickel showings up to 0.35% with anomalous platinum (200ppb), gold (400ppb), chromium (0.11%), and titanium (5.39%) in the vicinity along the Coldwell contact, in a similar geologic environment to the Marathon PGM deposit.

An extensive oxide (magnetite) gabbro unit in contact with the copper showing has not been evaluated for PGE mineralization, and this is an environment in which Marathon PGM and Benton have identified PGE values to the east and northeast parts of the Coldwell. This is a showing that has seen limited exploration over the past number of years and is contiguous with PFN’s claims along the West side of the Coldwell.

Numerous sulphide showings containing lead, zinc and silver have been identified immediately west of the Coldwell contact in mafic volcanics. Lake bottom sediment sampling results in two different surveys have returned  distinctly anomalous  palladium (10.3ppb), platinum (3.9ppb), copper (331ppm), and chromium (40ppm) values in the immediate vicinity of the copper showing along the Coldwell contact.

The Coldwell hosts Marathon PGM Corporation PGE deposit of a NI 43-101 Measured and Indicated resource of 81.4 million tonnes at 0.86gpt palladium, 0.26gpt platinum, 0.09gpt gold, and 0.29% copper on the eastern contact of the Coldwell Intrusive as well as the Benton PGE Bamoos occurrence (drill intersections of 1.74gpt (3E (Pt,Pd,Au) with 0.28% Cu over 29.3m) (See Marathon PGM Corporation’s press release dated November 29, 2007).

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, First Nickel, Benton Resources and SOQUEM.

PFN management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America.

The company has over $8 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th  day of March 2008.